OMB APPROVAL OMB Number: 3235-0287 Expires: February 28, 2011 Estimated average burden hours per response………11

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, DC 20549

SCHEDULE 13D
Under The Securities Exchange Act of 1934
(Amendment No. 1)*

Concurrent Computer Corporation
(Name of Issuer)

Common Stock
(Title of Class of Securities)

206710402
(CUSIP Number)

Gus Coutsouros 117 East 55th Street New York, New York 10022 (212) 792-8201
(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

February 22, 2011
(Date of Event Which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of ss.240.13D-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box [_].

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7 for other parties to whom copies are to be sent.

*   The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No.	206710402

1.	NAME OF REPORTING PERSONS
I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

Skellig Capital Management LLC

2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
	(a)	[__]
	(b)	[__]

3.	SEC USE ONLY

4.	SOURCE OF FUNDS*

WC

5.	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)	[_]

6.	CITIZENSHIP OR PLACE OF ORGANIZATION

Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH

7.	SOLE VOTING POWER

0

8.	SHARED VOTING POWER

541,500

9.	SOLE DISPOSITIVE POWER

0

10.	SHARED DISPOSITIVE POWER	[_]

541,500

11.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

541,500

12.	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*

13.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

5.86%

14.	TYPE OF REPORTING PERSON*

OO

CUSIP No.	206710402

1.	NAME OF REPORTING PERSONS
I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

Robert M. Neal

2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
	(a)	[__]
	(b)	[__]

3.	SEC USE ONLY

4.	SOURCE OF FUNDS*

WC

5.	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)	[_]

6.	CITIZENSHIP OR PLACE OF ORGANIZATION

United States of America

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH

7.	SOLE VOTING POWER

0

8.	SHARED VOTING POWER

541,500

9.	SOLE DISPOSITIVE POWER

0

10.	SHARED DISPOSITIVE POWER	[_]

541,500

11.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

541,500

12.	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*

13.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

5.86%

14.	TYPE OF REPORTING PERSON*

IN, HC

CUSIP No.	206710402

Item 1.	Security and Issuer.

The name of the issuer is Concurrent Computer Corporation, a Delaware corporation (the "Issuer").  The address of the Issuer's offices is 4375 River Green Parkway, Suite 100, Duluth, Georgia 30096.  This Schedule 13D relates to the Issuer's Common Stock (the "Shares").

Item 2.	Identity and Background.

(a, f) This Schedule 13D is being filed jointly by Skellig Capital Management LLC, a Delaware limited liability company ("Skellig Capital"), and Robert M. Neal, a United States citizen (collectively, the "Reporting Persons").

(b)           The principal business address of the Reporting Persons is 117 East 55th Street, New York, New York 10022.

(c)           Mr. Neal is the managing member of Skellig Capital, an investment management firm that serves as the investment adviser to certain private investment funds.

(d)           None of the Reporting Persons has, during the last five years, been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).

(e)           None of the Reporting Persons has, during the last five years, been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, Federal or state securities laws or finding any violation with respect to such laws.

Item 3.	Source and Amount of Funds or Other Consideration.

As of the date hereof, the Reporting Persons each beneficially own 541,500 Shares.  The funds for the purchase of the Shares came from the working capital of the funds over which the Reporting Persons exercise investment discretion.  No borrowed funds were used to purchase the Shares.

Item 4.	Purpose of Transaction.

The Shares held by the Reporting Persons were acquired for, and are being held for, investment purposes by the Reporting Persons.  The acquisitions of the Shares were made in the ordinary course of the investment activities of the Reporting Persons.  The Reporting Persons may acquire additional Shares, dispose of all or some of these Shares from time to time, in each case in open market or private transactions, block sales or purchases or otherwise, or may continue to hold the Shares, depending on business and market conditions, its continuing evaluation of the business and prospects of the Issuer and other factors.

On July 28, 2010, the Reporting Persons sent a letter (the "July 28 Letter") to the Issuer's board of directors to recommend that the board of directors use a portion of the Issuer's excess cash to implement a share buyback program.  A copy of the July 28 Letter was attached as Exhibit C to the Schedule 13D filed by the Reporting Persons on September 28, 2010 and is incorporated herein by reference.  On August 26, 2010, the Reporting Persons sent a letter (the "August 26 Letter") to the Issuer's board of directors to propose business topics for discussion at the Issuer's annual meeting.  These topics included the share buyback program and a proposal that board members be required to hold a minimum amount of the Issuer's common stock.  A copy of the August 26 Letter was attached as Exhibit D to the Schedule 13D filed by the Reporting Persons on September 28, 2010 and is incorporated herein by reference.  Additionally, on September 9, 2010, Mr. Neal and Mr. Jay Albany, Director of Global Research of Skellig Capital, conducted a visit to the Issuer's executive office and discussed, among other agenda items, the share buyback program.  On February 22, 2011, the Reporting Persons sent a letter (the "February 22 Letter") to the Issuer's board of directors to reiterate their recommendation that the board of directors use a portion of the Issuer's excess cash to implement a share buyback program.  A copy of the February 22 Letter is attached hereto as Exhibit C and is incorporated herein by reference.

Except as set forth above, the Reporting Persons do not have any plans or proposals that, if effected, could result in, among other things:

(1)  the acquisition of additional Shares of the Issuer, or the disposition of Shares of the Issuer;

(2)  an extraordinary corporate transaction, such as a merger, reorganization or liquidation, involving the issuer;

(3)  a sale or transfer of a material amount of assets of the Issuer;

(4)  any change in the present board of directors or management of the Issuer, including any plans or proposals to change the number or term of directors or to fill any existing vacancies on the board of directors;

(5)  any material change in the present capitalization or dividend policy of the Issuer;

(6)  any other material change in the Issuer's business or corporate structure;

(7)  changes in the Issuer's charter, by-laws or instruments corresponding thereto or other actions which may impede the acquisition of control of the Issuer by any person;

(8)  causing a class of securities of the Issuer to be delisted from a national securities exchange or to cease to be authorized to be quoted on an inter-dealer quotatin system of a registered national securities association;

(9)  a class of equity securities of the Issuer becoming eligible for termination of registration pursuant to Section 12(g)(4) of the Act; and/or

(10)  any action similar to those enumerated above.

The Reporting Persons reserve the right, based on all relevant factors and subject to applicable law, at any time and from time to time, to review or reconsider its position, change its purpose, take other actions (including actions that could involve one or more of the types of transactions or have one or more of the results described in paragraphs (a) through (j) of Item 4 of Schedule 13D) or formulate and implement plans or proposal with respect to any of the foregoing.

Any future decision of the Reporting Persons to take any such actions with respect to the Issuer or its securities will take into account various factors, including the prospects of the Issuer, general market and economic conditions and other factors deemed relevant.

Item 5.	Interest in Securities of the Issuer.

(a-e)            As of the date hereof, Skellig Capital may be deemed to be the beneficial owner of 541,500 Shares (5.86%) of the Issuer and Mr. Neal may be deemed to be the beneficial owner of 541,500 Shares (5.86%) of the Issuer, based upon the 9,247,000 Shares outstanding as of January 25, 2011 as reported in the Issuer's 10-Q dated February 1, 2011.

Skellig Capital has the sole power to vote or direct the vote of 0 Shares; has the shared power to vote or direct the vote of 541,500 Shares; has the sole power to dispose or direct the disposition of 0 Shares; and has the shared power to dispose or direct the disposition of 541,500 Shares.

Mr. Neal has the sole power to vote or direct the vote of 0 Shares; has the shared power to vote or direct the vote of 541,500 Shares; has the sole power to dispose or direct the disposition of 0 Shares; and has the shared power to dispose or direct the disposition of 541,500 Shares.

The transactions by the Reporting Persons in the securities of the Issuer during the past sixty days are set forth in Exhibit B.

Item 6.	Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer.

The Reporting Persons do not have any contract, arrangement, understanding or relationship with any person with respect to the Shares.

Item 7.	Material to be Filed as Exhibits.

Exhibit A	Joint Filing Statement

Exhibit B	Schedule of Transactions in the Shares of the Issuer
Exhibit C	Letter to the Issuer's Board of Directors dated February 22, 2011, incorporated by reference

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

February 24, 2011
(Date)

Skellig Capital Management LLC

/s/ Robert M. Neal
Robert M. Neal, Managing Member

/s/ Robert M. Neal
Robert M. Neal

Attention:  Intentional misstatements or omissions of fact constitute Federal criminal violations (see 18 U.S.C. 1001).

Exhibit A

The undersigned agree that this Schedule 13D/A dated February 24, 2011, relating to the Common Stock of Concurrent Computer Corporation shall be filed on behalf of the undersigned.

February 24, 2011
(Date)

Skellig Capital Management LLC

/s/ Robert M. Neal
Robert M. Neal, Managing Member

/s/ Robert M. Neal
Robert M. Neal

Exhibit B

Transactions by the Reporting Persons during the past 60 Days

Date of Transaction	Title of Class	Number of Shares Purchased	Number of Shares Sold	Price Per Share
12/22/2010	Common Stock	1,589	n/a	$4.9494
12/23/2010	Common Stock	1,100	n/a	$5.1200
12/27/2010	Common Stock	333	n/a	$4.9042
12/31/2010	Common Stock	650	n/a	$5.0462
1/14/2011	Common Stock	200	n/a	$4.9100
2/1/2011	Common Stock	128	n/a	$5.2000
2/8/2011	Common Stock	294	n/a	$5.3300
2/10/2011	Common Stock	400	n/a	$5.3500
2/11/2011	Common Stock	1,200	n/a	$5.5208
2/15/2011	Common Stock	6,563	n/a	$5.7499
2/17/2011	Common Stock	543	n/a	$5.7900

Exhibit C

Skellig Capital Management LLC
117 East 55th Street
New York, NY 10022

February 22, 2011

Concurrent Computer Inc.
The Board of Directors
Mr. Steve Nussrallah, Chairman
Mr. Dan Mondor, Chief Executive Officer
4375 River Green Parkway
Suite 100
Duluth, GA 30096

Dear Concurrent Board Members:

Skellig Capital Management LLC is the second largest shareholder of Concurrent Computer Inc. ("Concurrent" or the "Company"), with current ownership of 541,500 shares of common stock, or approximately 5.9% of the shares outstanding. We have previously attempted to engage with management and the Board of Directors (the "Board") regarding our views on the Company and opportunities to greatly improve value for shareholders. As you know, on July 28, 2010 we sent a letter (the "July 28 Letter") recommending that the Board use a portion of the Company's excess cash to implement a share buyback program. Since the July 28 Letter we have spent a great deal of time reviewing Concurrent's capital structure and its business prospects. Our further analysis confirms our recommendation made seven months ago, namely that the best option to produce a significant long-term return on investment for Concurrent's shareholders is for the Company to repurchase shares of its own stock via a tender offer. We are not advocating anything aggressive, complicated or rash. We simply are urging that logic prevail in the execution of your fiduciary duties to act in the best interests of shareholders, the true owners of the Company.

Concurrent management has continued to execute their business plan, bringing innovative and exciting new products to market well ahead of competitors, winning new customers, and generating substantial excess free cash flow. The Company's accomplishments in these areas have been stellar and we applaud management. Nevertheless, the market valuation of Concurrent fails to reflect this substantial progress. Concurrent remains valued at approximately the sum of the cash on its balance sheet ($32 million), plus the amount paid to acquire Everstream ($15 million), the predecessor technology to the Company's fast-growing Media Data & Advertising Solutions ("MDAS") product line. There is almost no implied value for the rest of Concurrent's business lines and no recognition in the market for Concurrent's growth prospects, which we believe should be apparent to all.

Market Cap (2/18 close)	Net Cash	MDAS (at cost)	Implied Value of VOD & Real Time
$55MM	$32MM	$15MM	$8MM

Solid Operating Performance

Concurrent's operational accomplishments have been superb. It is evident that the business has the potential to grow quickly and profitably over the next several years. Specifically, Concurrent has announced several promising new customer engagements, which expand the Company's market opportunity both in geography and customer base. These include a video-on-demand ("VOD") contract with Jiangsu, the largest cable operator in China, an over-the-top engagement with a tier one telecom carrier in Latin America, and a second multi-year MDAS contract. Unfortunately, these accomplishments have been completely overlooked by Wall Street. The perception on Wall Street remains that Concurrent is a company that lacks scale and serves an end market with no growth prospects. However, the progress achieved by these new customer engagements — particularly the "over-the-top" and MDAS engagements — demonstrates the dramatic improvement in growth potential for Concurrent from refreshed products and an expanded addressable market opportunity. The shift to network DVR and a cloud-based architecture that extends on-demand viewing to three screens with real time data analysis represents a large product cycle which we believe Concurrent is well positioned to capture.

Clearly, there is a wide disconnect between recent operating developments and Wall Street's perceptions. In fact, Concurrent trades at a vast discount to its closest publicly traded peers, despite facing the same industry risks, per the following table.

Company	Concurrent	SeaChange International	Arris Group	Harmonic
Market Cap*	$55MM	$303MM	$1,714MM	$1,071MM
Net Cash & Investments	$32MM	$75MM	$453MM	$120MM
Enterprise Value	$23MM	$228MM	$1,261MM	$950MM
Estimated Revenue**	$73MM	$226MM	$1,158MM	$568MM
EV / Revenue	0.3x	1.0x	1 1x	1.7x

*   All prices are as of market close on February 18, 2011
**Estimated Revenue: consensus estimates for the next four quarters

Given that Concurrent is overcapitalized, the Board is in a fantastic position to take advantage of this mispricing for the benefit of shareholders and the Company by immediately buying back shares. The buyback would be immediately accretive in earnings per share, significantly strengthen the Company's return on equity, and should be very positive for your long-term shareholders. Common stocks come in and out of favor quickly and in unpredictable patterns; do not assume this opportunity will persist indefinitely. We are committed investors with a long time horizon, and have demonstrated our own conviction by increasing our share position by 20% over the last three and one half months. Our strong preference is for Concurrent to utilize its excess cash balances to reduce share count, thereby allocating a greater percentage of increasing future cash flows to committed long-term shareholders. This can be accomplished in a very conservative fashion whereby the Company does not take on any debt and in fact replaces the cash used to purchase the shares through internally generated funds in as little as 12 to 24 months.

Notably, since the July 28 Letter, Concurrent has continued to generate free cash flow. While some of the increase in cash is the result of improved working capital controls and a shift to less working capital intensive software and service-based solutions, the Company has also generated positive EBITDA. As a result, the net cash on Concurrent's balance sheet has increased from $28 million to $32.1 million over three reported periods during that time, inclusive of the cash costs of acquiring Tellytopia, Inc. Using only the increase in net cash since the July 28 Letter and assuming an average purchase price of $6.00 per share (a 10.5% premium to the average trading price of Concurrent shares over the time period), the Company could have already retired 680,000 shares, or approximately 7.4% of shares outstanding over the past seven months.

Rationale for a Share Buyback

In the July 28 Letter we explained why repurchasing shares is the optimal means for Concurrent to return capital to shareholders. Simply put, at this time we believe there is no better investment available to the Company than repurchasing shares, and that the time to repurchase them is now.

We believe management and the Board have mistakenly been hesitant to repurchase shares primarily due to two reasons: 1) concern over liquidity in the stock, and 2) the desire to build a robust cash balance to prove "staying power" to large customers. We would like to address each of these concerns in this letter, and reiterate the overwhelming case to repurchase shares.

Share Liquidity. Concurrent is already a micro cap stock. With just over 9 million shares outstanding, the common stock is illiquid and would be even with two or three times the number of shares outstanding. Shareholders of Concurrent at this time are comfortable holding illiquid stock, and would likely vastly prefer the benefits of an efficient return of capital that increases their ownership of growing future cash flows to the miniscule rates of return that result from a ballooning cash balance spread over a constant share count.

Staying Power. We accept managements judgment that, for competitive reasons, Concurrent should maintain a healthy balance sheet and manage operations to generate healthy free cash flow. Having customers who believe in your long term viability is good business. However, Concurrent has $32 million of net cash, which represents 60% of its market capitalization and approximately 50 cents of net cash per dollar of revenue generated over the last year. This is the very definition of overkill. Concurrent could easily utilize 30% of its cash balance to repurchase 15% of its shares (see scenario A on page four) and still demonstrate undeniable staying power to its customers. Moreover, repurchasing shares is more than just a rational return of capital to the Company's true owners, its shareholders — it is also an effective means of demonstrating confidence to all of the Company's stakeholders.

Finally, while the acquisition of Tellytopia appears to make sense strategically, we would like to reiterate our view that it would be a mistake to deploy a large portion of cash to make an acquisition. Large acquisitions are fraught with business risk and introduce an unnecessary distraction from achieving the Company's goals. Moreover, given Concurrent's depressed market valuation and strong growth prospects, management and the Board have a compelling opportunity to repurchase the Company's own shares. A buyback is in the best interests of the Company's shareholders.

Specific Share Buyback Proposals

Our preferred method for executing a share buyback is to initiate a tender offer, given the low liquidity in the shares. Outlined below are two conservative share repurchase scenarios which could dramatically improve the Company's capital structure and returns for Concurrent shareholders. Either scenario can be executed with little distraction for Concurrent's ongoing business operations. These scenarios are summarized below, and meet four important criteria:

1)	Concurrent stock can be acquired at an attractive price;
2)	Concurrent retains ample cash reserves after the share buyback to continue to invest in its business and support marketing;
3)	The amount of cash required to fund the buyback should be replaced by internally generated cash flows within a short period of time;
4)	Concurrent's increasing free cash flows accrue to the benefit of committed long-term shareholders.

While we have a preference for our proposals, any scenario under which Concurrent begins to repurchase shares at current prices is preferable to the alternative of hoarding cash, or eventually repurchasing shares at higher prices.

Scenario A. Our preferred scenario is for Concurrent to immediately utilize 30% of the cash on its balance sheet to fund a tender for 15% of shares outstanding for $6.90 per share (a 15% premium to the closing price on February 18, 2011). We believe that the Company would have little trouble buying in 15% of its shares outstanding at this price. After a successful completion of this offer, Concurrent would still have $22.5 million of net cash on its balance sheet (approximately 40% of its current market capitalization) to provide security to customers and flexibility to purchase more shares with future cash flows. We estimate that this scenario would be 17% accretive to free cash flow per share in the fiscal year ending June 30, 2012.

Scenario B. Concurrent could also choose to undertake a more conservative buyback utilizing 15% of the cash on its balance sheet to fund a tender for 8% of shares outstanding for $6.60 per share (a 10% premium to the closing price on February 18, 2011). After a successful completion of this offer, Concurrent would still have $27.3 million of net cash on its balance sheet (approximately 50% of its current market capitalization) to provide security to customers and flexibility to purchase more shares with future cash flows. We estimate that this scenario would be 8% accretive to free cash flow per share in fiscal 2012.

The chosen per share tender prices are based on our estimates of the price required to attract enough sellers out of Concurrent's present base of shareholders. If feasible and realistic, we clearly support scenarios in which more shares can be repurchased at a lower price per share.

Buyback Scenario	Ca sh Commitment	Assumed Tender Price	% of Shares Outstanding	Net Cash Remaining	Estimated Accretion
A	$9.6 million	$6.90	15%	$22.5 million	17%
B	$4.8 million	$6.60	8%	$27.3 million	8%

The results from each scenario are derived from our own earnings model for Concurrent, which we would be happy to share with management and the Board in detail.

Summary

We urge Concurrent management and Board to utilize a conservative share buyback to repurchase a substantial amount of Concurrent common shares. This may not be the most interesting, exciting or intellectually challenging course of action, but it is certainly the smartest and best for your shareholders. As our analysis above amply demonstrates, the actual price you pay to repurchase shares is immaterial over the long term. The important thing is to put your massive excess cash balance to an obviously better use now.

As stated is the July 28 Letter: "Concurrent runs the risk of losing control of its business as the result of being acquired with its own cash at an unfavorable price. At present, a strategic or financial buyer could fund an acquisition of Concurrent with a modest premium to its current market valuation, using Concurrent's own cash as funding, and take control of the company before the full value of MDAS can be realized for current shareholders." We will amend this prior statement to note you run the risk of losing Concurrent before any added value from MDAS can be realized for Concurrent shareholders.

This letter discusses our concerns with you in what we hope will be viewed as a constructive manner. We stand ready to meet with the Board to discuss in further detail our views on ways to enhance shareholder value. We must of course reserve the right, should the Board's inaction persist, to take all necessary steps required to align the interests of the Company with its shareholders, including making shareholder proposals or nominating directors who are committed to taking the necessary steps to ensure that shareholder value is maximized.

The time for contemplation on this matter is long over. Your collective inaction with regard to addressing Concurrent's obvious excess cash balance runs the risk of destroying long-term value for shareholders. Now is the time to act for the benefit and protection of the shareholders you represent.

Best regards,
/s/ Robert M. Neal Robert M. Neal	/s/ Jay Albany, CFA Jay Albany, CFA

SK 25851 0001 1174293